1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2004

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit Number		Page
1.1	Announcement about change of management and EGM dated November 3, 2004	A-1

1.2	Circular about EGM dated November 3, 2004	B-1

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: November 3, 2004	By:	/s/ Zhou Deqiang
	Name:	Zhou Deqiang
	Title:	Chairman and CEO

3

Exhibit 1.1

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 0728)

Announcement

The Company wishes to further announce a change of its management.

The board of directors of China Telecom Corporation Limited (the “Company”) has accepted the resignation of Mr. Zhou Deqiang as general manager of the Company, and the resignation of Mr. Chang Xiaobing as deputy general manager (president and chief operating officer) of the Company, and has appointed Mr. Wang Xiaochu as general manager of the Company, all effective from today.

By Order of the Board
China Telecom Corporation Limited
Li Ping
Company Secretary

Beijing, November 2, 2004

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of China Telecom Corporation Limited (the “Company”) will be held at 10:00 a.m. on December 20, 2004 at 31 Jinrong Street, Xicheng District, Beijing 10032, PRC for the purposes of considering and, if thought fit, passing, with or without modifications, the following resolutions:

ORDINARY RESOLUTIONS

1.	THAT the resignation of Mr. Zhou Deqiang as executive director of the Company be and is hereby considered and approved;

2.	THAT the resignation of Mr. Chang Xiaobing as executive director of the Company be and is hereby considered and approved;

3.	THAT the appointment of Mr. Wang Xiaochu to serve as executive director of the Company be and is hereby considered and approved, with his term of office starting from the date of this resolution to September 9, 2005, THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Mr. Wang Xiaochu, and THAT the board of directors of the Company be and is hereby authorized to determine Mr. Wang Xiaochu’s remuneration;

4.	THAT the appointment of Mr. Leng Rongquan to serve as executive director of the Company be and is hereby considered and approved, with his term of office starting from the date of this resolution to September 9, 2005, THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Mr. Leng Rongquan, and THAT the board of directors of the Company be and is hereby authorized to determine Mr. Leng Rongquan’s remuneration; and

5.	THAT the appointment of Mr. Li Jinming to serve as non-executive director of the Company be and is hereby considered and approved, with his term of office starting from the date of this resolution to September 9, 2005, and THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Mr. Li Jinming.

DETAILS CONCERNING THE PROPOSED NEW DIRECTORS OF THE COMPANY#

Details concerning the proposed new directors of the Company are as follows:

Mr. Wang Xiaochu

Mr. Wang Xiaochu, age 46, is general manager of China Telecommunications Corporation, the holding company of the Company. Mr. Wang has held positions such as director and deputy director of the Hangzhou Telecommunications Bureau in Zhejiang province, director general of the Tianjin Posts and Telecommunications Administration, chairman and chief executive officer of China Mobile (Hong Kong) Limited, and vice president of China Mobile Communications Corporation. He was responsible for the development of China Telecom’s telephone network management systems and various other information technology projects and as a result, received the Class Three National Science and Technology Advancement Award and the former Ministry of Posts and Telecommunications’s Class One Science and Technology Advancement Award. Mr. Wang graduated from Beijing University of Posts and Telecommunications in 1980 and has over 23 years of management experience in the telecommunications industry. Other than as set out above, Mr. Wang has not held any directorship in any other listed public companies in the past three years.

Equity Interest in the Company

As of the date hereof, Mr. Wang has no equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance. Other than as set out above, Mr. Wang does not have any relationship with any other director, senior management, substantial shareholder or controlling shareholder of the Company. No other matter should be brought to the attention of the shareholders in respect of Mr. Wang’s appointment.

Mr. Leng Rongquan

Mr. Leng Rongquan, age 55, is deputy general manager of China Telecommunications Corporation. Mr. Leng is a director level senior engineer. He graduated from the Beijing Institute of Posts and Telecommunications with a Master of Science in engineering. Mr. Leng has held positions such as chief engineer of the Beijing Long Distance Telephone Bureau, deputy chief engineer of the Telecommunications Bureau of the Ministry of Posts and Telecommunications, deputy director general of the Telecommunications Bureau of the Ministry of Posts and Telecommunications of the PRC, deputy general manager of China Telecommunications Corporation, and deputy general manager of China Network Communications Group Corporation. Mr. Leng has had 28 years of operational management experience in the telecommunications industry in the PRC. Mr. Leng has not held any directorship in any other listed public companies in the past three years.

Equity Interest in the Company

As of the date hereof, Mr. Leng has no equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance. Other than as set out above, Mr. Leng does not have any relationship with any other director, senior management, substantial shareholder or controlling shareholder of the Company. No other matter should be brought to the attention of the shareholders in respect of Mr. Leng’s appointment.

Mr. Li Jinming

Mr. Li Jinming, age 52, is the chairman of Guangdong Rising Assets Management Co., Ltd., one of domestic shareholders of the Company. Mr. Li graduated from Guangdong Provincial Broadcast and Television University, and studied in the postgraduate class in the faculty of international economics of Lingnan College, Zhongshan

University, majoring in international industry and commerce management. He is currently studying in the EMBA class at Lingnan College, Zhongshan University. Mr. Li has held positions such as section chief and deputy director general of the Guangdong Provincial Discipline Inspection Commission, and director and deputy general manger of Guangdong Rising Assets Management Co., Ltd.. Mr. Li has extensive experience in enterprise management. Mr. Li has not held any directorship in any other listed public companies in the past three years.

Equity Interest in the Company

As of the date hereof, Mr. Li has no equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Li does not have any relationship with any other director, senior management, substantial shareholder or controlling shareholder of the Company. No other matter should be brought to the attention of the shareholders in respect of Mr. Li’s appointment.

By Order of the Board
China Telecom Corporation Limited
Li Ping
Company Secretary

Beijing, November 2, 2004.

Notes:

1.	The Register of Members of the Company will be closed from November 20, 2004 and December 20, 2004 (both dates inclusive), during which time no share transfers of the Company’s H shares will be effected. Buyers who submit share transfer application forms to the Company’s share registrar before 4:00 p.m. on November 19, 2004 (Friday) then registered as shareholders on the register of members of the Company are entitled to attend the extraordinary general meeting.

2.	Each shareholder entitled to attend and vote at the extraordinary general meeting may appoint one or more proxies to attend and vote on his/her behalf at the extraordinary general meeting. A proxy need not be a shareholder.

3.	To be valid, the form of proxy, together with the power of attorney or other authorization document (if any) signed by the authorized person or the notarially certified power of attorney must be delivered to the Office of the Board (for holders of domestic shares) or to the Computershare Hong Kong Investor Services Limited (for holders of H shares) not less than 24 hours before the designated time for the holding of the extraordinary general meeting. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the extraordinary general meeting if he/she so wishes.

The	address of the share registrar for the Company’s H shares is as follows:

Computershare Hong Kong Investor Services Limited

46th Floor, Hopewell Centre

183 Queens Road East, Wanchai, Hong Kong

4.	A proxy of a shareholder may vote by hand or vote on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

5.	The registration procedure for attending the extraordinary general meeting is as follows:

(a)	shareholders attending the extraordinary general meeting in person or by proxy are required to present their identity certification. If the attending shareholder is a corporation, its legal representative or person authorized by the board or other decision making authority is required to present a copy of the relevant resolution of the board or other decision making authority approving him/her as the legal or duly authorized representative, in order to attend the extraordinary general meeting on behalf of such corporation; and

(b)	shareholders intending to attend the extraordinary general meeting “in person or by proxy” are required to return the attendance slip via hand delivery, mail or fax to the Office of the Board of Directors on or before Monday, November 29, 2004.

6.	The extraordinary general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the extraordinary general meeting shall be responsible for their own transportation and accommodation expenses.

7.	The address of the Office of the Board of Directors is as follows:

31 Jinrong Street

Xicheng District, Beijing 100032

PRC

Contact person: Li Ping

Telephone: (8610) 6642 8166

Fax: (8610) 6601 0728

8.	As of the date of this announcement, our Board consists of Mr. Zhou Deqiang as the chairman and chief executive officer, Mr. Chang Xiaobing, Ms. Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping as the executive vice president, Ms. Huang Wenlin as the executive vice president, Mr. Li Ping as the executive vice president and company secretary, Mr. Wei Leiping as the executive vice president, Mr. Yang Jie as the executive vice president, Mr. Sun Kangmin as the executive vice president, Mr. Cheng Xiyuan and Mr. Feng Xiong as the executive directors, and Mr. Zhang Youcai, Mr. Vincent Lo Hong Sui and Mr. Shi Wanpeng as the independent non-executive directors.

Exhibit 1.2

IMPORTANT

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional advisor.

If you have sold or transferred your shares in China Telecom Corporation Limited, you should at once hand this circular together with the accompanying form of proxy to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 0728)

PROPOSED APPOINTMENT OF DIRECTORS

A letter from the Chairman of China Telecom Corporation Limited is set out on pages 2 to 5 of this circular.

A notice convening an extraordinary general meeting of the shareholders of the Company to be held at 31 Jinrong Street, Xicheng District, Beijing, 100032, PRC on December 20, 2004 at 10:00 a.m. is set out on pages 6 to 9 of this circular.

Whether or not you are able to attend the meeting, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event not later than 24 hours before the time designated for holding the extraordinary general meeting or any adjournment thereof. Completion and return of the relevant forms of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

B-1

CONTENTS

Page
Definitions	1
Letter from the Chairman	2
APPENDIX Notice of EGM	6

DEFINITION

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“Articles of Association”	the articles of association of the Company, as amended, modified or otherwise supplemented from time to time

“Company”	China Telecom Corporation Limited, a joint stock limited company incorporated in the PRC with limited liability on September 10, 2002, whose H Shares are listed on the Stock Exchange and whose ADSs are listed on the New York Stock Exchange

“Directors”	the directors of the Company

“Extraordinary General Meeting” or “EGM”	the extraordinary general meeting of the Company to be convened on December 20, 2004, the notice of which is set out on pages 6 to 9 of this circular, or any adjournment thereof

“H Share(s)”	overseas listed foreign invested shares in the Company’s issued share capital with a par value of RMB1.00 per share which are listed on the Stock Exchange

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“PRC”	the People’s Republic of China (excluding, for the purposes of this circular, Hong Kong, Taiwan and Macau)

“RMB”	Renminbi, the lawful currency of the PRC

“Securities and Futures Ordinance”	Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong)

“Shareholders”	shareholders of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

LETTER FROM THE CHAIRMAN

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

Executive Directors:	Registered Office:
Zhou Deqiang	31 Jinrong Street
Chang Xiaobing	Xicheng District
Wu Andi	Beijing, 100032
Zhang Jiping	PRC
Huang Wenlin
Li Ping	Place of business in Hong Kong:
Wei Leping	38th Floor
Yang Jie	Dah Sing Financial Centre
Sun Kangmin	108 Gloucester Road
Cheng Xiyuan	Wanchai, Hong Kong
Feng Xiong

Independent Non-executive Directors:
Zhang Youcai
Vincent Lo Hong Sui
Shi Wanpeng

November 3, 2004

To the Shareholders

Dear Sir or Madam,

PROPOSED APPOINTMENT OF DIRECTORS

1.	INTRODUCTION

The purpose of this circular is to provide you with information regarding the resolutions to be approved at the EGM relating to the proposed appointment of Directors.

LETTER FROM THE CHAIRMAN

2. PROPOSED APPOINTMENT OF DIRECTORS

The Directors propose to appoint Mr. Wang Xiaochu and Mr. Leng Rongquan as executive Directors, and Mr. Li Jinming as a non-executive Director. Their biographies are set out below:

Mr. Wang Xiaochu

Mr. Wang Xiaochu, age 46, is general manager of China Telecommunications Corporation, the holding company of the Company. Mr. Wang has held positions such as director and deputy director of the Hangzhou Telecommunications Bureau in Zhejiang province, director general of the Tianjin Posts and Telecommunications Administration, chairman and chief executive officer of China Mobile (Hong Kong) Limited, and vice president of China Mobile Communications Corporation. He was responsible for the development of China Telecom’s telephone network management systems and various other information technology projects and as a result, received the Class Three National Science and Technology Advancement Award and the former Ministry of Posts and Telecommunications’s Class One Science and Technology Advancement Award. Mr Wang graduated from Beijing University of Posts and Telecommunications in 1980 and has over 23 years of management experience in the telecommunications industry. Other than as set out above, Mr. Wang has not held any directorship in any other listed public companies in the past three years.

As of the date hereof, Mr. Wang has no equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance. Other than as set out above, Mr. Wang does not have any relationship with any other director, senior management, substantial shareholder or controlling shareholder of the Company. No other matter should be brought to the attention of the Shareholders in respect of Mr. Wang’s appointment.

After obtaining approval from Shareholders in respect of Mr. Wang’s appointment, the Company will enter into a service contract with Mr. Wang for a term expiring on September 9, 2005. His remuneration will be determined by the board of Directors.

Mr. Leng Rongquan

Mr. Leng Rongquan, age 55, is deputy general manager of China Telecommunications Corporation. Mr. Leng is a director level senior engineer. He graduated from the Beijing Institute of Posts and Telecommunications with a Master of Science in engineering. Mr. Leng has held positions such as chief engineer of the Beijing Long Distance Telephone Bureau, deputy chief engineer of the Telecommunications Bureau of the Ministry of Posts and Telecommunications, deputy director general of the Telecommunications Bureau of the Ministry of Posts and Telecommunications of the PRC, deputy general manager of China Telecommunications Corporation, and deputy general manager of China Network Communications Group Corporation. Mr. Leng has had 28 years of operational management experience in the telecommunications industry in the PRC. Mr. Leng has not held any directorship in any other listed public companies in the past three years.

As of the date hereof, Mr. Leng has no equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance. Other than as set out above, Mr. Leng does not have any relationship with any other director, senior management, substantial shareholder or controlling shareholder of the Company. No other matter should be brought to the attention of the Shareholders in respect of Mr. Leng’s appointment.

LETTER FROM THE CHAIRMAN

After obtaining approval from Shareholders in respect of Mr. Leng’s appointment, the Company will enter into a service contract with Mr. Leng for a term expiring on September 9, 2005. His remuneration will be determined by the board of Directors.

Mr. Li Jinming

Mr. Li Jinming, age 52, is the chairman of Guangdong Rising Assets Management Co., Ltd., one of domestic Shareholders of the Company. Mr. Li graduated from Guangdong Provincial Broadcast and Television University, and studied in the postgraduate class in the faculty of international economics of Lingnan College, Zhongshan University, majoring in international industry and commerce management. He is currently studying in the EMBA class at Lingnan College, Zhongshan University. Mr. Li has held positions such as section chief and deputy director general of the Guangdong Provincial Discipline Inspection Commission, and director and deputy general manger of Guangdong Rising Assets Management Co., Ltd. Mr. Li has extensive experience in enterprise management. Mr. Li has not held any directorship in any other listed public companies in the past three years.

As of the date hereof, Mr. Li has no equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Li does not have any relationship with any other director, senior management, substantial shareholder or controlling shareholder of the Company. No other matter should be brought to the attention of the Shareholders in respect of Mr. Li’s appointment.

After obtaining approval from Shareholders in respect of Mr. Li’s appointment, the Company will enter into a service contract with Mr. Li for a term expiring on September 9, 2005.

3. ACTIONS TO BE TAKEN

A notice convening the EGM is set out in the Appendix to this circular. The relevant proxy form and notice of attendance are enclosed. At the EGM, a number of ordinary resolutions will be proposed to approve the appointments of Mr. Wang Xiaochu and Mr. Leng Rongquan as executive Directors, and Mr. Li Jinming as a non-executive Director.

Shareholders who intend to attend the EGM are required to return the notice of attendance to the Company on or before November 29, 2004.

Whether or not Shareholders are able to attend the EGM, they are requested to complete and return the enclosed form of proxy to the Company’s registered office, 31 Jinrong Street, Xicheng District, Beijing 100032, PRC as soon as practicable and in any event by not later than 24 hours before the time designated for holding the EGM. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the EGM should they so wish.

4. PROCEDURES FOR DEMANDING A POLL BY SHAREHOLDERS

Pursuant to the Articles of Association, a general voting shall be made at the Shareholders meeting by a show of hands. However, (i) chairman of the meeting, (ii) at least two Shareholders or proxies of such Shareholders with voting rights, and (iii) one or more Shareholders including proxy or proxies of such Shareholders accounting individually or jointly for 10% or more of the Company’s shares with voting right(s), shall have the right to request for a voting by poll before or after a voting by a show of hands.

LETTER FROM THE CHAIRMAN

Issues concerning the election of the chairman or suspension of a meeting shall be voted by poll. Other issues shall be voted by poll at the time to be decided by the chairman, and the meeting can go on with discussion of other matters. The result of such voting shall also be regarded as the resolution adopted at the meeting. A person who has made a request for voting by poll can withdraw such a request.

5. RECOMMENDATIONS

The Directors believe that the proposed appointments of Mr. Wang Xiaochu, Mr. Leng Rongquan and Mr. Li Jinming as Directors are in the best interests of the Company and the Shareholders as a whole, and recommend the Shareholders to vote in favor of the relevant resolutions to be proposed at the EGM.

By order of the Board
Zhou Deqiang
Chairman and CEO

APPENDIX	NOTICE OF EGM

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of China Telecom Corporation Limited (the “Company”) will be held at 10:00 a.m. on December 20, 2004 at 31 Jinrong Street, Xicheng District, Beijing 10032, PRC for the purposes of considering and, if thought fit, passing, with or without modifications, the following resolutions:

ORDINARY RESOLUTIONS

1.	THAT the resignation of Mr. Zhou Deqiang as executive director of the Company be and is hereby considered and approved;

2.	THAT the resignation of Mr. Chang Xiaobing as executive director of the Company be and is hereby considered and approved;

3.	THAT the appointment of Mr. Wang Xiaochu to serve as executive director of the Company be and is hereby considered and approved, with his term of office starting from the date of the resolution to September 9, 2005, THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Mr. Wang Xiaochu, and THAT the board of directors of the Company be and is hereby authorized to determine Mr. Wang Xiaochu’s remuneration;

4.	THAT the appointment of Mr. Leng Rongquan to serve as executive director of the Company be and is hereby considered and approved, with his term of office starting from the date of the resolution to September 9, 2005, THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Mr. Leng Rongquan, and THAT the board of directors of the Company be and is hereby authorized to determine Mr. Leng Rongquan’s remuneration; and

5.	THAT the appointment of Mr. Li Jinming to serve as non-executive director of the Company be and is hereby considered and approved, with his term of office starting from the date of the resolution to September 9, 2005, and THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Mr. Li Jinming.

APPENDIX	NOTICE OF EGM

DETAILS CONCERNING THE PROPOSED NEW DIRECTORS OF THE COMPANY

Details concerning the proposed new directors of the Company are as follows:

Mr. Wang Xiaochu

Mr. Wang Xiaochu, age 46, is general manager of China Telecommunications Corporation, the holding company of the Company. Mr. Wang has held positions such as director and deputy director of the Hangzhou Telecommunications Bureau in Zhejiang province, director general of the Tianjin Posts and Telecommunications Administration, chairman and chief executive officer of China Mobile (Hong Kong) Limited, and vice president of China Mobile Communications Corporation. He was responsible for the development of China Telecom’s telephone network management systems and various other information technology projects and as a result, received the Class Three National Science and Technology Advancement Award and the former Ministry of Posts and Telecommunications’s Class One Science and Technology Advancement Award. Mr Wang graduated from Beijing University of Posts and Telecommunications in 1980 and has over 23 years of management experience in the telecommunications industry. Other than as set out above, Mr. Wang has not held any directorship in any other listed public companies in the past three years.

Equity Interest in the Company

As of the date hereof, Mr. Wang has no equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance. Other than as set out above, Mr. Wang does not have any relationship with any other director, senior management, substantial shareholder or controlling shareholder of the Company. No other matter should be brought to the attention of the shareholders in respect of Mr. Wang’s appointment.

Mr. Leng Rongquan

Mr. Leng Rongquan, age 55, is deputy general manager of China Telecommunications Corporation. Mr. Leng is a director level senior engineer. He graduated from the Beijing Institute of Posts and Telecommunications with a Master of Science in engineering. Mr. Leng has held positions such as chief engineer of the Beijing Long Distance Telephone Bureau, deputy chief engineer of the Telecommunications Bureau of the Ministry of Posts and Telecommunications, deputy director general of the Telecommunications Bureau of the Ministry of Posts and Telecommunications of the PRC, deputy general manager of China Telecommunications Corporation, and deputy general manager of China Network Communications Group Corporation. Mr. Leng has had 28 years of operational management experience in the telecommunications industry in the PRC. Mr. Leng has not held any directorship in any other listed public companies in the past three years.

Equity Interest in the Company

As of the date hereof, Mr. Leng has no equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance. Other than as set out above, Mr. Leng does not have any relationship with any other director, senior management, substantial shareholder or controlling shareholder of the Company. No other matter should be brought to the attention of the shareholders in respect of Mr. Leng’s appointment.

APPENDIX	NOTICE OF EGM

Mr. Li Jinming

Mr. Li Jinming, age 52, is the chairman of Guangdong Rising Assets Management Co., Ltd., one of domestic Shareholders of the Company. Mr. Li graduated from Guangdong Provincial Broadcast and Television University, and studied in the postgraduate class in the faculty of international economics of Lingnan College, Zhongshan University, majoring in international industry and commerce management. He is currently studying in the EMBA class at Lingnan College, Zhongshan University. Mr. Li has held position such as section chief and deputy director general of the Guangdong Provincial Discipline Inspection Commission, and director and deputy general manger of Guangdong Rising Assets Management Co., Ltd. Mr. Li has extensive experience in enterprise management. Mr. Li has not held any directorship in any other listed public companies in the past three years.

Equity Interest in the Company

As of the date hereof, Mr. Li has no equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Li does not have any relationship with any other director, senior management, substantial shareholder or controlling shareholder of the Company. No other matter should be brought to the attention of the shareholders in respect of Mr. Li’s appointment.

By Order of the Board
China Telecom Corporation Limited
Li Ping
Company Secretary

Beijing, November 2, 2004.

Notes:

1.	The Register of Members of the Company will be closed from November 20, 2004 and December 20, 2004 (both dates inclusive), during which time no share transfers of the Company’s H shares will be effected. Buyers who submit share transfer application forms to the Company’s share registrar before 4:00 p.m. on November 19, 2004 (Friday) and then registered as shareholders on the register of members of the Company are entitled to attend the extraordinary general meeting.

2.	Each shareholder entitled to attend and vote at the extraordinary general meeting may appoint one or more proxies to attend and vote on his/her behalf at the extraordinary general meeting. A proxy need not be a shareholder.

3.	To be valid, the form of proxy, together with the power of attorney or other authorization document (if any) signed by the authorized person or the notarially certified power of attorney must be delivered to the Office of the Board (for holders of domestic shares) or to Computershare Hong Kong Investor Services Limited (for holders of H shares) not less than 24 hours before the designated time for the holding of the extraordinary general meeting. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the extraordinary general meeting if he/she so wishes.

APPENDIX	NOTICE OF EGM

The address of the share registrar for the Company’s H shares is as follows:

Computershare Hong Kong Investor Services Limited

46th Floor, Hopewell Centre

183 Queens Road East, Wanchai, Hong Kong

4.	A proxy of a shareholder may vote by hand or vote on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

5.	The registration procedure for attending the extraordinary general meeting is as follows:

(a)	shareholders attending the extraordinary general meeting in person or by proxy are required to present their identity certification. If the attending shareholder is a corporation, its legal representative or person authorized by the board or other decision making authority is required to present a copy of the relevant resolution of the board or other decision making authority approving him/her to be the legal or duly authorized representative, in order to attend the extraordinary general meeting on behalf of such corporation; and

(b)	shareholders intending to attend the extraordinary general meeting “in person or by proxy” are required to return the attendance slip via hand delivery, mail or fax to the Office of the Board of Directors on or before Monday, November 29, 2004.

6.	The extraordinary general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the extraordinary general meeting shall be responsible for their own transportation and accommodation expenses.

7.	The address of the Office of the Board of Directors is as follows:

31 Jinrong Street

Xicheng District, Beijing 100032

PRC

Contact person: Li Ping

Telephone: (8610) 6642 8166

Fax: (8610) 6601 0728

8.	As of the date of this announcement, our Board consists of Mr. Zhou Deqiang as the chairman and chief executive officer, Mr. Chang Xiaobing, Ms. Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping as the executive vice president, Ms. Huang Wenlin as the executive vice president, Mr. Li Ping as the executive vice president and company secretary, Mr. Wei Leiping as the executive vice president, Mr. Yang Jie as the executive vice president, Mr. Sun Kangmin as the executive vice president, Mr. Cheng Xiyuan and Mr. Feng Xiong as the executive directors, and Mr. Zhang Youcai, Mr. Vincent Lo Hong Sui and Mr. Shi Wanpeng as the independent non-executive directors.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

Form of proxy for the Extraordinary General Meeting to be held on December 20, 2004

I/We(Note1)                                         of                                         being the registered holder(s) of                     H/domestic shares(Note 2) of RMB1.00 each in the share capital of the above-named Company HEREBY APPOINT THE CHAIRMAN OF THE MEETING(Note3) or                     of                      as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (and any adjournment thereof) of the said Company to be held at 31 Jinrong Street, Xicheng District, Beijing 10032, PRC at 10:00 a.m. on December 20, 2004 for the purposes of considering and, if thought fit, passing the resolutions as set out in the Notice of Extraordinary General Meeting and at such Meeting (and at any adjournment thereof) (the “Resolutions”) to vote for me/us and in my/our name(s) in respect of the Resolutions as indicated below.(Note 4)

ORDINARY RESOLUTIONS	FOR (Note 4)	AGAINST (Note 4)

1. To approve the resignation of Mr. Zhou Deqiang as executive director of the Company.

2. To approve the resignation of Mr. Chang Xiaobing as executive director of the Company.

3. To approve the appointment of Mr. Wang Xiaochu to serve as executive director of the Company, with his term of office starting from the date of the Resolution to September 9, 2005. Any director of the Company be hereby authorized to sign on behalf of the Company the director’s service contract with Mr. Wang Xiaochu, and the board of directors of the Company be authorized to determine Mr. Wang Xiaochu’s remuneration.

4. To approve the appointment of Mr. Leng Rongquan to serve as executive director of the Company, with his term of office starting from the date of the Resolution to September 9, 2005. Any director of the Company be hereby authorized to sign on behalf of the Company the director’s service contract with Mr. Leng Rongquan, and the board of directors of the Company be authorized to determine Mr. Leng Rongquan’s remuneration.

5. To approve the appointment of Mr. Li Jinming to serve as non-executive director of the Company, with his term of office starting from the date of the Resolution to September 9, 2005. Any director of the Company be hereby authorized to sign on behalf of the Company the director’s service contract with Mr. Li Jinming.

Dated this day of 2004	Signed(Note 5)

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.	Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3.	If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “AGAINST”. Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice of Extraordinary General Meeting.

5.	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.

6.	In the case of joint holders of any share, any one of such joint holders may vote at the Meeting, either personally or by proxy, in respect of such share as if he was solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, personally or by proxy, the vote of the joint holder whose name stands first in the Register of Members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s).

7.	To be valid, this form of proxy, together with the power of attorney (if any) or other authority under which it is signed (if any) or a notarially certified copy thereof, must be deposited at the Office of the Board of Directors of the Company, 31 Jinrong Street, Xicheng District, Beijing, 100032, PRC or the Company’s H share registrar (as the case may be) not less than 24 hours before the time for holding the Meeting or any adjournment thereof (as the case may be). Domestic shareholders shall deposit the relevant documents with the Office of the Board of Directors of the Company and H shareholders shall deposit the relevant documents to the Company’s H share registrar, Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

8.	The proxy need not be a member of the Company but must attend the Meeting in person to represent you.

9.	Completion and delivery of the form of proxy will not preclude you from attending and voting at the Meeting if you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

Notice of Attendance of Extraordinary General Meeting

To: China Telecom Corporation Limited (the Company)

I/We(Note1)                                         of                                         , being the registered holder of (Note 2)                                          H

/domestic share sin the share capital of the Company hereby inform the Company that I/we intend to attend the Extraordinary General Meeting to be held at 31 Jinrong Street, Xicheng District, Beijing 10032, PRC on Monday, December 20, 2004 at 10:00 a.m. or to appoint proxies to attend on my/our behalf.

Signature:

Date: 2004

Notes:

1.	Please insert the full name(s) and address(es) of the shareholder(s) as it is recorded in the register of members of the Company in BLOCK CAPITALS.

2.	Please insert the number of shares registered in your name(s).

3.	Please duly complete and sign this Notice of Attendance, and deliver it to the registered address of the Company on or before Monday, November 29, 2004.

Registered address of the Company

The Office of the Board of Directors

China Telecom Corporation Limited

31 Jinrong Street, Xicheng District

Beijing, 100032

PRC

Telephone: (8610) 6642 8166

Fax:(8610) 6601 0728